SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2012
12 REGISTRATIONS BRANCH



12060931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapStone Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12760 High Bluff Drive, Suite 120

(No. and Street)

San Diego	**CA**	**92130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Capozza **858-875-4510**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name - *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven Capozza**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CapStone Investments, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

____

____

Signature

President

Title

State of California
County of San Diego

Subscribed and sworn to before me
this ____ day of ________ 2012

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 15th day of Feb, 2012, by Steven Capozza
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

____
Notary Public


DEANNA FORAL
COMM. # 1863926
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. OCT 2, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ■ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ■ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ■ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account Pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH AUDITORS' REPORT
DECEMBER 31, 2011


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
CapStone Investments, Inc.

We have audited the accompanying statement of financial condition of CapStone Investments, Inc., (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapStone Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 28, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

CAPSTONE INVESTMENTS, INC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 135,759
Commissions receivable	127,221
Deposit at clearing broker	250,016
Prepaid expenses	35,826
Furniture and equipment, net	23,975
Other	24,503
Total assets	$ 597,300

Liabilities and Stockholders' Equity

Liabilities.	
Accounts payable	$ 181,117
Accrued liabilities	171,701
Total liabilities	352,818
Stockholders' equity	
Common stock (10,000,000 shares of no par value authorized, 7,695,999 shares issued and outstanding)	1,099,646
Accumulated deficit	(855,164)
Total stockholders' equity	244,482
Total liabilities and stockholders' equity	$ 597,300